August 6, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Windstream Corporation
Registration Statement on Form S-4
File No. 333-159742

Ladies and Gentlemen:

The undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated to 10:00 a.m. (Central Daylight Time) on Wednesday, August 19, 2009, or as soon thereafter as practicable.

Windstream Corporation (the “Company”) hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Windstream Corporation

By:	John P. Fletcher
Name:	John P. Fletcher, Esq.
Title:	Executive Vice President, General Counsel and Secretary